SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                         For the month of November, 2000


                               TRINITY BIOTECH PLC
                               -------------------
                 (Translation of registrant's name into English)



                               IDA BUSINESS PARK,

                                      BRAY,

                              CO. WICKLOW, IRELAND

                    (Address of Principal Executive Offices)

                     Management's Discussion and Analysis of
                       Financial Condition and Results of
                                   Operations

Trinity Biotech plc ("Trinity" or the "Company") develops, manufactures and markets diagnostic test kits used for the clinical laboratory, point-of-care ("POC"), and self-testing ("OTC") segments of the diagnostic market. The Company's rapid tests provide fast and accurate results designed for home (OTC) and doctor's office (POC) use. In addition, the Company manufactures and markets a range of diagnostic test kits used in clinical laboratories to detect infectious diseases and autoimmune disorders. The Company markets over 90 different diagnostic tests in 65 countries.

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992, Trinity completed an initial public offering in the United States in which it raised net proceeds of more than US$4.9 million. In October 1993, Trinity took a controlling interest in Disease Detection International Inc ("DDI") and in October 1994 merged, Trinity's wholly owned subsidiary into DDI so that DDI became a wholly owned subsidiary of Trinity. DDI was the surviving entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994, Trinity acquired the remaining 50% of FHC Corporation ("FHC"), which its subsidiary TBI did not own. In 1995, Trinity raised net proceeds of $7 million because of a private placement of the Company's shares. In February 1997, Trinity acquired all the outstanding share capital of Clark Laboratories Inc., ("Clark"), based in Jamestown, New York. In June 1997, Trinity acquired Centocor UK Holdings Limited ("Centocor"), a company based in Guildford in the U.K. Centocor was a 100% subsidiary of Centocor, Inc., a U.S. biotechnology company. In July 1998, Trinity purchased the Microzyme product line ("Microzyme") for hormones and drugs of abuse tests from Diatech Inc, a Boston based diagnostics company. In September 1998, Trinity purchased the Macra Lp(a) laboratory test ("Macra Lp(a)") for monitoring Lipoprotein Lp(a) from Strategic Diagnostics Inc, Newark, Delaware based diagnostics company. In addition, in September 1998, Trinity purchased the infectious disease diagnostics business of Cambridge Diagnostics Ireland Ltd, ("Cambridge") a subsidiary of Selfcare, Inc of Waltham, Massachusetts. Also, in September 1998, Trinity acquired the Syva Microtrak business ("Microtrak") from Dade Behring Inc of Chicago, Illinois. Also, in September 1998, Trinity disposed of its interest in its pregnancy sales contract with Warner Lambert to Applied Biotech Inc, a subsidiary of Sybron International Corporation. In February, 2000 Trinity acquired all the outstanding share capital of MarDx Diagnostics Inc., ("MarDx"), based in Carlsbad, California. The group financial statements include the attributable results of TBI and of its subsidiary FHC, the results of Clark, Trinity Biotech UK Ltd (formerly Centocor UK Ltd) and the results for the Microzyme, Macra Lp(a), Cambridge and Microtrak product lines for the six months ended June 30, 2000. They also include the results from MarDx, acquired in February 2000 for the four months ended June 30, 2000.

The following discussion should be read in conjunction with the unaudited condensed interim Financial Statements and notes thereto. The financial statements have been prepared in accordance with Irish generally accepted accounting principals, which conform in all material respects to US GAAP except as indicated in the notes to the condensed Financial Statements.

Results of Operations

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999
-------------------------------------------------------------------------
Trinity's consolidated revenues for the six month period ended June 30, 2000 were $14,251,000 an increase of $1,399,000 compared to consolidated revenues of $12,852,000 for the six months ended June 30, 1999. This increase in revenues is due to the inclusion of the revenues of MarDx for the four months to June 30, 2000, together with the continuing expansion of sales of the Group's rapid and laboratory test portfolio. Management expects that revenues of all Trinity's product lines will continue to increase due to further regulatory approvals, increased sales from our existing distribution network and expansion of the distribution network. In addition, the acquisition of MarDx in February 2000 will add further to the Company's overall revenues.

Trinity also had interest and other income of $191,000 for the six month period ended June 30, 2000 compared to $39,000 the same period the year before. This increase is as a result of the larger cash reserves on hand during the period.

The gross margin from product sales for the six month period ended June 30, 2000 was 49% compared to 41% for the six month period ended June 30, 1999. This increase is due to the increase in sales of the Company's higher margin tests and to further efficiencies gained in production as a result of higher output in the 6 month period.

Administrative expenses,including amortization, for the six month period ended June 30, 2000 amounted to $2,379,000 compared to $1,883,000 for the six month period ended June 30, 1999. The increase in administration expenses of $496,000 is due to an expansion of the Company's marketing efforts and increased costs arising on the expansion of the business in addition to the inclusion of the administration expense of MarDx for the four months to June 30, 2000. Research and development expenditure increased to $1,535,000 from $1,093,000 during the period.

The increase is due to the reallocation of resources to research and development that had been used to aid in the technology transfer of the new products acquired through the acquisition of the Microtrak, Microzyme, Macra Lp(a) and Cambridge product lines in 1998. In addition, increased costs arose as a result of the Company's ongoing FDA submission for UniGold HIV and the inclusion of the research and development costs of MarDx for the four months to June 30, 2000.

The net profit for the six month period ended June 30, 2000 was $3,003,000 compared to a net profit of $2,008,000 for the same period last year. In addition, management expects that anticipated increases in revenues and control of overheads, will result in further improvements during 2000. However, there can be no assurance that Trinity can increase the level of sales or reduce the level of overheads necessary to sustain profitability.

Liquidity and Capital Resources
As of June 30, 2000 Trinity's consolidated cash and cash equivalents were $10,945,000. This compares to cash and cash equivalents of $3,064,000 at December 31, 1999. This increase has been caused primarily from the cash raised by the issue of shares of $16,536,000 offset by the purchase of fixed assets, the repayment of deferred consideration arising on acquisitions and the payments due on some of the company's bank borrowings. The combination of these factors has resulted in net cash inflows of $7,881,000 during the six month period.

The Company does not anticipate capital expenditures in excess of $750,000 over the next twelve months. Much of this expenditure will relate to additional expansion of the Company's manufacturing facility's and the purchase of new equipment required to automate the production of the company's rapid and laboratory based tests.

Until cash flows from operations are sufficient to cover overheads, Trinity will require additional financing and expects to rely on one or more of the following sources for cash:

1.   Cash generated from operations.

2.   Financial contributions made by strategic partners.

3.   Exercise of stock options.

4.   Issuance of stock in either private or public offerings.

There can be no assurance that financing from the preceding sources will be available at attractive terms or at all. The Company believes success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

Impact of Inflation
Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation has a material effect on its operations for the periods presented.

Impact of Currency Fluctuation
Trinity's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Irish Pound. Trinity's revenues are primarily denominated in US Dollars, its expenses are incurred principally in Irish Pounds and US Dollars. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

                               Trinity Biotech plc

                   Unaudited Consolidated Balance Sheet as at:

                                                        June 30, 2000                  December 31, 1999
                                                                  US$                                US$
                                                          (Unaudited)
ASSETS
Cash and cash equivalents                                  10,944,584                          3,064,443
Accounts receivable and prepayments                         7,860,069                          7,212,419
Inventories                                                10,240,056                          9,510,542
                                                           ----------                          ---------

Total Current Assets                                       29,044,709                         19,787,404

Property, plant & equipment, net                            4,638,523                          4,695,668
Intangible assets, net                                     24,239,392                         20,559,223
                                                           ----------                         ----------

TOTAL ASSETS                                               57,922,624                         45,042,295
                                                           ----------                         ----------



LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable & accrued expenses                         7,806,715                         14,234,246

Long term liabilities                                       6,410,562                          8,086,232

SHAREHOLDERS' EQUITY
Called up share capital
    Class 'A' ordinary shares                                 527,136                            447,974
    Class 'B' ordinary shares                                  12,255                             12,255
Share premium account                                      65,583,490                         47,863,861
Currency adjustment                                        (4,684,722)                        (4,637,484)
Retained deficit                                          (17,483,398)                       (20,732,540)
Minority interest                                            (249,414)                          (232,249)
                                                           ----------                         ----------
Total Shareholders' Equity                                 43,705,347                         22,721,817
                                                           ----------                         ----------
Total Liabilities and Shareholders' Equity                 57,922,624                         45,042,295
                                                           ----------                         ----------



Note: The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See notes to condensed consolidated financial statements.

                               Trinity Biotech plc
                 Unaudited Consolidated Statement of Operations

                                                       Six months ended June 30
                                                       2000                1999
                                                        US$                 US$
                                                (Unaudited)         (Unaudited)


Revenues                                         14,250,992          12,852,019
                                                 ----------            --------
Costs and Expenses
Cost of goods sold                               (7,257,496)         (7,555,546)
Selling, general and administrative              (1,939,741)         (1,482,920)
Research and development                         (1,534,943)         (1,093,382)
Amortisation                                       (439,200)           (400,200)
                                                  ---------           ---------
Operating profit                                  3,079,612           2,319,971


Interest and other income                           190,553              38,639
Interest expense                                   (267,437)           (351,081)
                                                    -------            --------

Profit on ordinary activities before taxation     3,002,728           2,007,529

Tax on profit on ordinary activities                   -                   -
                                                  ---------           ---------

Net Profit                                        3,002,728           2,007,529
                                                  ---------           ---------

Net profit per ordinary share                         0.087               0.071

Weighted average number of
   ordinary shares outstanding                   34,706,102          28,078,920



STATEMENT OF RECOGNISED GAINS AND LOSSES               Six months ended June 31
                                                       2000                1999
                                                        US$                 US$
                                                (Unaudited)         (Unaudited)

Net Profit                                        3,002,728           2,007,529

Currency adjustment                                 (47,238)             22,931
                                                  ---------           ---------
Comprehensive income for the period               2,955,490           2,030,460
                                                  ---------           ---------

                               Trinity Biotech plc
                 Unaudited Consolidated Statement of Cash Flows


                                                        Six months ended June 30
                                                         2000              1999
                                                          US$               US$
                                                  (Unaudited)       (Unaudited)


Net cash flow from operating activities             2,668,466           772,802

Investing activities
  Interest receivable                                 180,451            38,641
  Purchase of fixed assets                           (644,182)         (613,520)
  Purchase of intangible assets                      (206,114)          (42,581)
  Purchase of subsidiary undertaking               (1,984,142)
                                                   ----------          --------
                                                   (2,653,987)         (617,460)
                                                   ----------          --------
Financing activities
  Interest payable                                   (245,145)         (351,080)
  Issue of ordinary shares                         16,536,314           280,150
  Capital element of loan repayments               (4,326,447)       (1,531,442)
  Payment of deferred consideration                (4,099,060)       (1,275,030)
  Loans received                                         -            2,575,916
                                                    ---------         ---------
                                                    7,865,662          (301,486)
                                                    ---------          --------

Increase (decrease) in cash and cash equivalents    7,880,141          (146,144)

Balance at beginning of period                      3,064,443         1,301,658
                                                    ---------         ---------
Balance at end of period                           10,944,584         1,155,514
                                                   ----------         ---------

TRINITY BIOTECH PLC
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES The unaudited results for the six months to June 30, 1999 and June 30, 1998 have been prepared in accordance with Irish generally accepted accounting principals. The accounting policies and the basis of preparation of these unaudited results is consistent with those used in the Group's Annual Financial Statements.

     The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results for the six months to June 30, 2000 are not necessarily indicative of the results for the full fiscal year.

2.   ANALYSIS OF REVENUE AND OPERATING INCOME

a)   The distribution of revenue by geographical area was as follows:

                                                        Six months ended
                                                   June 30            June 30
                                                      2000               1999
                                                       US$                US$
       U.S.A.                                    9,090,231          8,069,099
       Central and South America                   270,545            256,892
       Asia                                        639,837            563,518
       Europe                                    2,620,794          2,440,465
       Africa                                    1,590,466          1,480,625
       Ireland                                      39,119             41,420
                                                 ---------         ----------
                                                 4,250,992         12,852,019
                                                 ---------         ----------

b)   The distribution of operating income by geographical area was as follows:


                                                         Six months ended
                                                    June 30            June 30
                                                       2000               1999
                                                        US$                US$
       Ireland                                    1,717,898          1,659,697
       United States                              1,361,714            660,274
                                                  ---------          ---------
       Total operating income                     3,079,612          2,319,971
                                                  ---------          ---------

3.     INVENTORIES                                  June 30            June 30
                                                       2000               1999
                                                        US$                US$
       Raw materials                              5,042,234          5,019,176
       Work in progress                           3,986,236          3,872,223
       Finished goods                             1,211,586          1,578,953
                                                 ----------         ----------
                                                 10,240,056         10,470,352
                                                 ----------         ----------

The replacement cost of inventory is not materially different from that stated.

TRINITY BIOTECH PLC
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). These differences relate principally to the following items and the material adjustments are shown in the table set out below;

 (1) Goodwill:
     Prior to 1998 Irish GAAP goodwill would be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life, however historic goodwill continues to remain an offset against shareholders' equity. Under US GAAP, accounting for goodwill as a offset against shareholders' equity is not permitted. Rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For goodwill arising prior to 1998, a useful life of 10 years has been adopted for the purposes of the reconciliation. The carrying value of goodwill arising on the acquisition of subsidiaries is reviewed on each balance sheet date on the basis of estimated future profits. If the review indicates a shortfall in the estimated future profits then the goodwill is written down by the amount of the shortfall. Management believes no adjustment to the carrying value is required in the current period.

 (2) Share Capital Not Paid:
     Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.


 (3) Statement of Comprehensive Income:
     The Company prepares a "Statement of Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP.

 (4) Deferred Set-Up Costs:
     Under Irish GAAP, certain costs arising on the integration of acquired businesses or product lines may be capitalised and amortised over set periods. Under US GAAP, these costs must be expensed in the period in which they occur.

 (5) Pre-Paid Offering Expenses:
     Under Irish GAAP, share issue expenses arising as a result of fundraising activities, where no funds have yet been raised, may be included in prepayments and written off to share premium on the finalisation of the fundraising. Under US GAAP, if the fundraising has suspended for a period of more than 90 days the costs must be expensed to the profit and loss account.

 (6) Minority Interests:
     Under Irish GAAP, Minority Interests are included as a portion of Shareholders' Equity. Under US GAAP, Minority Interests are excluded from Shareholders' Equity.

 (7) Contingent Consideration:
     Under Irish GAAP, consideration for the purchase of a business which is contingent on one or more future events, may be estimated and included as part of the overall cost at the time of purchase and then adjusted to take account of the future events. Under US GAAP, this consideration would not be included in the purchase price until the amount could be calculated with certainty. In 1998, contingent consideration of $1,200,000 was included for the purchase of the Macra Lp(a) product line. The amortisation charge for this deferred consideration is therefore a reconciling item for us GAAP purposes in the Net Profit for 1998 and 1999. For the year ended December 31, 1999, the amount of the contingent consideration has been accurately calculated and has been revised to $663,000.

TRINITY BIOTECH PLC
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.       DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES (Continued)

 (8) Sale and Leaseback:
     Under Irish GAAP, the Company's sale and leaseback transaction was treated as a disposal of assets with the gain on the disposal of US$1,014,080 being credited to the profit and loss in year ended December 31, 1999. Under US GAAP, this amount would be deferred and released to the profit and loss account over the period of the lease (20 years).

         CUMULATIVE EFFECT ON                                            30 June                        31 December
         SHAREHOLDERS' EQUITY                                               2000                               1999
                                                                             US$                                US$
         Total shareholders' equity before
            Minority Interests under Irish GAAP                       43,954,761                         22,954,066
         US GAAP adjustments:
         Goodwill                                                     11,854,583                         12,943,417
         Share capital not paid                                         (348,279)                          (419,061)
         Adjustment for amortisation of contingent consideration            -                                26,850
         Adjustment for deferred set-up costs                           (446,668)                          (536,000)
         Adjustment for pre-paid offering expenses                          -                              (226,007)
         Adjustment for sale and leaseback                              (993,798)                        (1,014,080)
                                                                      ----------                         -----------
         Shareholders' equity under US GAAP                           54,020,599                          33,729,185
                                                                      ----------                          ----------

         EFFECT ON NET PROFIT                                            30 June                            30 June
                                                                            2000                               1999
                                                                             US$                                US$
         Profit on ordinary activities after taxation
           under Irish GAAP                                            3,002,728                          2,007,529
         US GAAP adjustments:
         Goodwill amortisation                                        (1,088,834)                        (1,088,834)
         Adjustment for amortisation of contingent consideration            -                                13,425
         Adjustment for sale and leaseback                                20,282                               -
         Adjustment for deferred set-up costs                            (89,332)                              -
                                                                       ---------                            -------
         Profit under US GAAP                                          1,844,844                            932,120
                                                                       ---------                            -------

         Basic earnings per ordinary share                                 0.053                              0.033
         Fully diluted earnings per ordinary share                         0.050                              0.024

         Basic weighted average number of shares                      34,706,102                         28,078,920
         Fully diluted weighted average number of shares              37,802,485                         38,668,125

         STATEMENT OF COMPREHENSIVE INCOME

         Estimated income under US GAAP                                1,844,844                            918,695
         Currency adjustment                                             (47,238)                            22,931
                                                                       ---------                            -------
         Comprehensive income for the period                           1,797,606                            941,626
                                                                       ---------                            -------



                                   Signatures


                 Pursuant to the requirements of the Securities
                    Exchange Act of 1934, the registrant has
                   duly caused this report to be signed on its
              behalf by the undersigned, thereunto duly authorised.





                                            TRINITY BIOTECH PLC




                                            /s/Maurice Hickey
                                            -----------------
                                            Maurice Hickey
                                            Chief Financial Officer



                                            November 8, 2000